UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   ------------------------------------------

                                  SCHEDULE 13G
                                (AMENDMENT NO. 1)
                    Under the Securities Exchange Act of 1934

                   ------------------------------------------



                              DERMA SCIENCES, INC.
                    -----------------------------------------
                                 Name of Issuer


                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    249827106
                                   -----------
                                  CUSIP Number


                                -----------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

---------------------                                     ----------------------
CUSIP No.  249827106               13G/A                  Page 2 of 12 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF             5       SOLE VOTING POWER
              SHARES                       None
                                   ---------------------------------------------
           BENEFICIALLY            6       SHARED VOTING POWER
             OWNED BY                      750,000
                                   ---------------------------------------------
               EACH                7       SOLE DISPOSITIVE POWER
             REPORTING                     None
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER
               WITH                        750,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         750,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  249827106               13G/A                  Page 3 of 12 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF             5       SOLE VOTING POWER
              SHARES                       None
                                   ---------------------------------------------
           BENEFICIALLY            6       SHARED VOTING POWER
             OWNED BY                      247,500
                                   ---------------------------------------------
               EACH                7       SOLE DISPOSITIVE POWER
             REPORTING                     None
                                   ---------------------------------------------
              PERSON               8       SHARED DISPOSITIVE POWER
               WITH                        247,500
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         247,500
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  249827106               13G/A                  Page 4 of 12 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Master Fund
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
             NUMBER OF             5       SOLE VOTING POWER
              SHARES                       None
                                   ---------------------------------------------
           BENEFICIALLY            6       SHARED VOTING POWER
             OWNED BY                      502,500
                                   ---------------------------------------------
               EACH                7       SOLE DISPOSITIVE POWER
             REPORTING                     None
                                   ---------------------------------------------
              PERSON               8       SHARED DISPOSITIVE POWER
               WITH                        502,500
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         502,500
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  249827106              13G/A                   Page 5 of 12 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
             NUMBER OF             5       SOLE VOTING POWER
              SHARES                       None
                                   ---------------------------------------------
           BENEFICIALLY            6       SHARED VOTING POWER
             OWNED BY                      750,000
                                   ---------------------------------------------
               EACH                7       SOLE DISPOSITIVE POWER
             REPORTING                     None
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER
               WITH                        750,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         750,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.

        (a)           Name of Issuer:

                      Derma Sciences, Inc.

        (b)           Address of Issuer's Principal Executive Offices:

                      214 Carnegie Center, Suite 100
                      Princeton, NJ 08540

Item 2.

        (a)           Name of Person Filing:

                      This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Master Fund, a Cayman Islands exempted company ("Aries Master Fund"), Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

                      Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware.
                      Paramount Capital is the General Partner of Aries Domestic, a limited partnership incorporated in Delaware, and is the Investment Manager to Aries Master Fund, a Cayman Islands exempted company.

        (b)           Address  of  Principal   Business   Office  or,  if  None,
                      Residence:

                      Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Master Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c)           Citizenship:

                      Dr. Rosenwald is a citizen of the United States.

        (d)           Title of Class of Securities:

                      Common Stock, $0.001 par value ("shares").

        (e)           CUSIP#:

                      249827106

Item 3.               Check the box if this  statement is filed pursuant to Rule
                      13d-1(c)                                               [x]

Item 4.               Ownership:

                      For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G.

Item 5.               Ownership of Five Percent or Less of a Class:

                      Not applicable.

Item 6.               Ownership  of More than Five  Percent on Behalf of Another
                      Person:

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

                      Not applicable.

Item 8.               Identification and Classification of Members of the Group:

                      Not applicable.

Item 9.               Notice of Dissolution of Group:

                      Not applicable.

Item 10.              Certification:

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               Material to be Filed as Exhibits:

Exhibit A -    Copy  of  an  Agreement  between  Dr.  Rosenwald,  Paramount
               Capital,  Aries  Domestic  and  Aries  Master  Fund to file  this
               Statement on Schedule 13G on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Master Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  February 16, 1999
        New York, NY                 By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    ARIES DOMESTIC FUND, L.P.
                                    By Paramount Capital Asset Management, Inc.
                                    General Partner

Dated:  February 16, 1999
        New York, NY                 By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    THE ARIES MASTER FUND
                                    By Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated:  February 16, 1999
        New York, NY                By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman


Dated:  February 16, 1999
        New York, NY                 By  /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G



               The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Derma Sciences, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  February 16, 1999
        New York, NY                 By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    ARIES DOMESTIC FUND, L.P.
                                    By Paramount Capital Asset Management, Inc.
                                    General Partner

Dated:  February 16, 1999
        New York, NY                 By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    THE ARIES MASTER FUND
                                    By Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated:  February 16, 1999
        New York, NY                By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       Chairman


Dated:  February 16, 1999
        New York, NY                By  /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                     OR EMPLOYMENT
        ----                                                     -------------

Lindsay A. Rosenwald, M.D.                                Chairman of the Board of Paramount Capital Asset
                                                          Management, Inc., Paramount Capital Investments LLC
                                                          and Paramount Capital, Inc.

Mark C. Rogers, M.D.                                      President of Paramount Capital Asset Management,
                                                          Inc., Paramount Capital Investments LLC and
                                                          Paramount Capital, Inc.

Peter Morgan Kash                                         Director of Paramount Capital Asset Management, Inc.,
                                                          Inc., Senior Managing Director, Paramount Capital,
                                                          Inc.

Dr. Yuichi Iwaki                                          Director of Paramount Capital Asset Management, Inc.,
                                                          Inc., Professor, University of Southern California
                                                          School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

        The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                     OR EMPLOYMENT
        ----                                                     -------------


Paramount Capital Asset Management, Inc.                  General Partner; Investment Manager


        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

        The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Master Fund is as follows:

                                                           PRINCIPAL OCCUPATION
        NAME                                               OR EMPLOYMENT

Paramount Capital Asset Management, Inc.                   Investment Manager

MeesPierson (Cayman) Limited                               Administrator
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Master Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.